Exhibit 99.1

PLATINUM GROUP METALS LTD.

8,326,957 Common Shares

Underwriting Agreement

August 15, 2019

BMO Capital Markets Corp.
3 Times Square, 28th Floor

New York, New York 10036

Ladies and Gentlemen:

Platinum Group Metals Ltd., a British Columbia company (the “Company”), proposes to issue and sell to BMO Capital Markets Corp. (the “Underwriter”) an aggregate of 8,326,957 common shares, no par value, of the Company (the “Underwritten Shares”) and, at the option of the Underwriter (the “Over-Allotment Option”), up to an additional 1,249,043 common shares of the Company (the “Option Shares”).  The Underwritten Shares and the Option Shares are herein referred to as the “Shares”. The common shares of the Company to be outstanding after giving effect to the sale of the Shares are referred to herein as the “Stock”.

Prior to, or concurrently with, the offering of the Shares, (1) Deepkloof Limited (“Deepkloof”) will purchase, on a private placement basis, 6,940,000 common shares of the Company, no par value (the “Deepkloof Shares”), at a price of US$1.32 per Deepkloof Share for gross proceeds of US$9,160,800 (the “Deepkloof Private Placement”), (2) the Company will issue 7,575,758 common shares of the Company, no par value (the “LMM Shares”), to Liberty Metals & Mining Holdings, LLC (“LMM”) at a price of US$1.32 per LMM Share for gross proceeds of US$10,000,000 (the “LMM Private Placement” and, together with the Deepkloof Private Placement, the “Private Placements”), with such proceeds immediately applied to certain debt (the “Debt”) of the Company under the Second Amended and Restated Second Lien Credit Agreement between the Company and LMM (the “Liberty Facility”), (3) the Company and LMM will enter into a payout agreement with respect to the Company’s repayment of the remaining Debt under the Liberty Facility in full (the “Liberty Payout”), and (4) the Company and Sprott Private Resource Lending II (Collector) LP (“Sprott”) will enter into a credit agreement providing for credit facilities in the aggregate amount of US$20 million and an immediate advance of the entire US$20 million thereunder (the “Sprott Transaction”, and together with the Private Placements and the Liberty Payout, the “Concurrent Transactions”).

The Company hereby confirms its agreement with the Underwriter concerning the purchase and sale of the Shares, as follows:

1.             Registration Statement.  The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), a registration statement (File No. 333-231964), including a base shelf prospectus, relating to securities (the “Shelf Securities”), including the Shares, to be issued from time to time by the

Company. Such registration statement, as amended at the time it became effective, including the information, if any, deemed pursuant to Rule 430A, 430B or 430C under the Securities Act to be part of the registration statement at the time of its effectiveness (“Rule 430 Information”), is referred to herein as the “Registration Statement”; and as used herein, the term “Base Prospectus” means the prospectus included in such registration statement (and any amendments thereto) covering the Shelf Securities, any prospectus filed with the Commission pursuant to Rule 424(a) under the Securities Act and the prospectus included in the Registration Statement at the time of its effectiveness that omits Rule 430 Information. The Base Prospectus, as supplemented by the preliminary prospectus supplement, dated August 15, 2019, specifically relating to the Shares (the “Preliminary Prospectus Supplement”) in the form first used to make offers of the Shares is hereinafter referred to as the “Preliminary Prospectus”. The Base Prospectus, as supplemented by the final prospectus supplement, dated the date hereof, specifically relating to the Shares (the “Final Prospectus Supplement”) in the form first used to confirm sales of the Shares (or in the form first made available to the Underwriter by the Company to meet the requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Prospectus”. Any reference in this underwriting agreement (this “Agreement”) to the Registration Statement, the Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, as of the effective date of the Registration Statement or the date of the Preliminary Prospectus or the Prospectus, as the case may be, and any reference to “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Exchange Act”) that are deemed to be incorporated by reference therein as well as any documents furnished after such date under the Exchange Act that are specifically incorporated by reference therein.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus.

At or prior to the Applicable Time (as defined below), the Company had prepared the following information (collectively with the pricing information set forth on Schedule 3, the “Pricing Disclosure Package”): the Base Prospectus, the Preliminary Prospectus Supplement and each “free-writing prospectus” (as defined pursuant to Rule 405 under the Securities Act) listed on Schedule 2 hereto.

“Applicable Time” means 5:00 P.M., New York City time, on August 15, 2019.

2.             Purchase of the Shares.

(a)           The Company agrees to issue and sell the Underwritten Shares to the Underwriter as provided in this Agreement, and the Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees to purchase at a price per share of US$1.175 (the “Purchase Price”) the Underwritten Shares from the Company.

In addition, the Company agrees to issue and sell the Option Shares to the Underwriter as provided in this Agreement, and the Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, shall have the option to purchase from the Company the Option Shares at the Purchase Price less an amount per share equal to any dividends or distributions declared by the Company and payable on the Underwritten Shares but not payable on the Option Shares.

The Underwriter may exercise the option to purchase Option Shares at any time in whole, or from time to time in part, on or before the thirtieth (30th) day following the Closing Date (as hereinafter defined), by written notice from the Underwriter to the Company.  Such notice shall set forth the aggregate number of Option Shares as to which the option is being exercised and the date and time when the Option Shares are to be delivered and paid for, which may be the same date and time as the Closing Date but shall not be earlier than three business days nor later than five business days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company).

(b)           The Company understands that the Underwriter intends to make a public offering of the Shares, and initially to offer the Shares on the terms set forth in the Pricing Disclosure Package.  The Company acknowledges and agrees that the Underwriter may offer and sell Shares to or through any affiliate of the Underwriter.

(c)           The Underwriter will deliver funds to pay for the Underwritten Shares to U.S. Bank National Association, as escrow agent (the “Escrow Agent”) by wire transfer at least one Business Day before the Closing Date, with such payment to be held in the escrow account established pursuant to the escrow agreement to be entered into before the Closing Date among the Escrow Agent, the Company, the Underwriter, Deepkloof and Sprott (the “Escrow Agreement”).  Payment for the Underwritten Shares shall be made by wire transfer in immediately available funds from such escrow account in accordance with the terms of the Escrow Agreement, to the account specified by the Company to the Underwriter in the case of the Underwritten Shares, at the offices of Gowling WLG (Canada) LLP at 8:00 A.M. New York City time on August 21, 2019, or at such other time or place on the same or such other date, not later than September 21, 2019, as the Underwriter and the Company may agree upon in writing (the “Closing Time”). Payment for the Option Shares shall be made by wire transfer to the account specified by the Company to the Underwriter, or as otherwise agreed between the Company and the Underwriter, on the date and at the time and place specified by the Underwriter in the written notice of the Underwriter’s election to purchase such Option Shares (the “Additional Closing Time”).  The time and date of such payment for the Underwritten Shares is referred to herein as the “Closing Date”, and the time and date for such payment for the Option Shares, if other than the Closing Date, is herein referred to as the “Additional Closing Date”.

Payment for the Shares to be purchased on the Closing Date or the Additional Closing Date, as the case may be, shall be made against delivery to the Underwriter of the Shares to be purchased on such date with any transfer taxes payable in connection with the sale of such Shares duly paid by the Company.  Delivery of the Shares shall be made through the facilities of The Depository Trust Company (“DTC”) unless the Underwriter shall otherwise instruct.  The certificates for the Shares will be made available for inspection and packaging by the Underwriter at the office of DTC or its designated custodian not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date or the Additional Closing Date, as the case may be.

(d)           The Company acknowledges and agrees that the Underwriter is acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person.  Additionally, the Underwriter is not advising the Company or any other person as to any legal, tax, investment,  accounting or regulatory matters in any jurisdiction.  The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriter shall not have any responsibility or liability to the Company with respect thereto.  Any review by the Underwriter of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriter and shall not be on behalf of the Company.

3.             Representations and Warranties of the Company.  The Company represents and warrants to the Underwriter that:

(a)           Preliminary Prospectus.  No order preventing or suspending the use of the Preliminary Prospectus has been issued by the Commission, and the Preliminary Prospectus included in the Pricing Disclosure Package, at the time of filing thereof, complied in all material respects with the Securities Act, and the Preliminary Prospectus, at the time of filing thereof, did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in the Preliminary Prospectus, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such in Section 7(b) hereof.

(b)           Pricing Disclosure Package.  The Pricing Disclosure Package as of the Applicable Time did not, and as of the Closing Date and as of the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in such Pricing Disclosure Package, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such in Section 7(b) hereof.  No statement of material fact included in the Prospectus has been omitted from the Pricing Disclosure Package and no statement of material fact included in the Pricing Disclosure Package that is required to be included in the Prospectus has been omitted therefrom.

(c)           Issuer Free Writing Prospectus.  Other than the Registration Statement, the Preliminary Prospectus and the Prospectus, the Company (including its agents and representatives, other than the Underwriter in its capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Shares (each such communication by the Company or its agents and representatives (other than a communication referred to in clause (i) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Schedule 2 hereto, each electronic road show and any other written communications approved in writing in advance by the Underwriter.  Each such Issuer Free Writing Prospectus complies in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and does not conflict with the information contained in the Registration Statement and the Pricing Disclosure Package, and, when taken together with the Preliminary Prospectus filed prior to the first use of such Issuer Free Writing Prospectus, did not, and as of the Closing Date and as of the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus or Preliminary Prospectus in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in such Issuer Free Writing Prospectus or Preliminary Prospectus, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such in Section 7(b) hereof.

(d)           Registration Statement and Prospectus.  The Registration Statement has been declared effective by the Commission.  No order suspending the effectiveness of the Registration Statement has been issued by the Commission, and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering of the Shares has been initiated or threatened by the Commission; as of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment complied and will comply in all material respects with the Securities Act, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and any amendment or supplement thereto and as of the Closing Date and as of the Additional Closing Date, as the case may be, the Prospectus will comply in all material respects with the Securities Act and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in the Registration Statement and the Prospectus and any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such in Section 7(b) hereof.

(e)           eXtensible Business Reporting Language. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(f)            Incorporated Documents.  The documents incorporated by reference in the Registration Statement, the Prospectus and the Pricing Disclosure Package (the “Documents Incorporated by Reference”), when they were filed with the Commission conformed in all material respects to the requirements of the Exchange Act, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Prospectus and the Pricing Disclosure Package, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)           Financial Statements.  The audited annual financial statements of the Company, the unaudited interim financial statements of the Company and the unaudited pro forma financial statements included or incorporated by reference into the Registration Statement, the Prospectus and the Pricing Disclosure Package, including the notes to such statements and the related auditors’ report on such statements, as applicable (the “Financial Statements”) (i) present fairly, in all material respects, the financial position of the Company on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Company on a consolidated basis for the periods specified in such Financial Statements; (ii) have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time (“IFRS”), applied on a consistent basis throughout the periods involved; and (iii) do not contain any misrepresentation, with respect to the period covered by the Financial Statements.

(h)           Good Standing of the Company.  The Company is a company existing under the laws of British Columbia, is current and up-to-date with all material filings required to be made, and has the corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, in each case as described in the Registration Statement, the Prospectus and the Pricing Disclosure Package, and to enter into, deliver and perform its obligations under this Agreement, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(i)            Good Standing of Material Entities.  The Company’s material subsidiaries are the entities as listed in Schedule 1 hereto (the “Material Entities”), which schedule is true, complete and accurate in all respects.  Each of the Material Entities is a corporation incorporated, organized and existing under the laws of the jurisdiction of incorporation set out in Schedule 1, is current and up-to-date with all material filings required to be made and has the requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it (save that Waterberg JV Resources Proprietary Limited is required to apply for and be granted a mining right and environmental licences in order for it to conduct future mining operations), in each case as described in the Registration Statement, the Prospectus and the Pricing Disclosure Package, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.  All of the issued and outstanding shares in the capital of each Material Entity have been duly authorized and validly issued, are fully paid and are, except as set forth in the Registration Statement, the Prospectus and the Pricing Disclosure Package, directly or indirectly beneficially owned by the Company, free and clear of any liens or other encumbrances other than (i) transfer restrictions under applicable securities law and (ii) pursuant to shareholder, joint venture or similar agreements disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package; and none of the outstanding shares in the capital of any Material Entity was issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiary.  There exist no options, warrants, purchase rights or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any shares of any Material Entity except as contemplated by the Concurrent Transactions, the Waterberg Call Option Agreement, the Convertible Notes, the Note Indenture and the Liberty Facility. No act or proceeding has been taken by or against any Material Entity in connection with its liquidation, winding-up or bankruptcy.

(j)            Share Capital of Material Entities.  The share capital of the Material Entities as set forth in Schedule 1 hereto is true and correct.

(k)           Non-Material Subsidiaries.  There are no subsidiaries or other wholly or partially-owned entities of the Company other than the Material Entities.

(l)            Share Capital of the Company.  The authorized share capital of the Company as set forth in the Registration Statement, the Prospectus and the Pricing Disclosure Package is true and correct.

(m)          Stock Exchange Listings.  The Stock is listed and posted for trading on the Toronto Stock Exchange (“TSX”) and NYSE American, LLC (“NYSE American”), the Company is not in default of its listing requirements on the TSX or, except as disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package, with respect to the NYSE American, and the Company has applied to list the Shares on the TSX and the NYSE American.

(n)           Form of Share Certificates.  The form of certificate respecting the Stock has been approved and adopted by the board of directors of the Company and does not conflict with any applicable Canadian or United States securities laws (“Applicable Securities Laws”) and complies with the rules and regulations of the TSX and NYSE American.

(o)           Shares Valid.  The Shares have been duly authorized for issuance and sale to the Underwriter pursuant to this Agreement and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued as fully paid and non-assessable shares of Stock of the Company.  The Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company.

(p)           [Intentionally deleted.]

(q)           Transfer Agent.  Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario has been duly appointed as the registrar and the transfer agent for the Stock and, through its offices in 350 Indiana Street, Suite 750, Golden, Colorado 80401, Computershare Trust Company, N.A. has been duly appointed as the U.S. registrar and transfer agent for the Shares.

(r)            Absence of Rights.  Other than as described in the Registration Statement, the Prospectus and the Pricing Disclosure Package, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Company or the Material Entities or any other agreement or option for the issue or allotment of any unissued shares of the Company or the Material Entities or any other security convertible into or exchangeable for any such shares or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Company or Material Entities; no holder of securities of the Company has any rights to require registration or qualification under Applicable Securities Laws of any security of the Company in connection with the offer and sale of the Shares.

(s)            Continuous Disclosure.  The Company is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and the rules and regulations of the TSX and the NYSE American and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Company and the Material Entities (taken as a whole) since August 31, 2018, which has not been publicly disclosed on a non-confidential basis; the information and statements in the Documents Incorporated by Reference were true and correct at the time such documents were filed with or furnished to the Commission and contained no misrepresentation as of the respective dates of such information and statements; the Documents Incorporated by Reference conformed in all material respects to Applicable Securities Laws at the time such documents were filed with or furnished to the Commission; and the Company has not filed any confidential material change reports which remain confidential as at the date hereof.

(t)            Financial Books And Records.  The books and records of the Company and the Material Entities disclose all of their material financial transactions and such transactions have been fairly and accurately recorded in all material respects; and except as disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package: (i) the Company and the Material Entities are not indebted to any of their respective directors or officers (collectively, the “Principals”), other than on account of their fees or expenses accrued but not paid, or to any of their respective shareholders, past directors, past officers, employees (past or present) or any person not dealing at “arm’s length” (as such term is used in the ITA); (ii) none of the Principals or shareholders of the Company is indebted to the Company, on any account whatsoever; and (iii) the Company and the Material Entities have not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever, other than guarantees in favour of the Company and the Material Entities.

(u)           Accounting Policies.  There has been no material change in accounting policies or practices of the Company or the Material Entities since August 31, 2018, except as has been disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package.

(v)           Liabilities.  Other than as disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package, neither the Company nor any of the Material Entities has any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, indebtedness or commitments incurred in the normal course of business.

(w)          Independent Accountants.  The accountants who reported on and certified the Financial Statements for the fiscal year ended August 31, 2018 are independent with respect to the Company within the meaning of Applicable Securities Laws and the applicable rules and regulations adopted by Public Company Accounting Oversight Board (United States).

(x)           Assets.  The Company and the Material Entities, as the case may be, have the right in respect of all assets described in the Registration Statement, the Prospectus and the Pricing Disclosure Package as owned by them or over which they have rights free and clear of liens save and except (i) as otherwise disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package, (ii) as imposed by applicable law, (iii) pursuant to shareholder, joint venture or similar agreements disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package, and (iv) as do not have a material adverse effect.

(y)           Compliance, Generally.  The Company and each of the Material Entities has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and assets are owned, leased or operated except as disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package.

(z)           Mining Rights.  Except as disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package, the prospecting, exploration and mining rights, as applicable (the “Mining Rights”), of the Company and the Material Entities relating to the mineral properties described in the Registration Statement, the Prospectus and the Pricing Disclosure Package as the Waterberg joint venture project located on the north limb of the Bushveld Igneous Complex (the “Material Properties”), are in good standing, are valid and enforceable, are free and clear of any material liens or charges and, other than as set out in the Registration Statement, the Prospectus and the Pricing Disclosure Package, no material royalty is payable in respect of any of them.  Except as set out in the Registration Statement, the Prospectus and the Pricing Disclosure Package, no property rights other than the Mining Rights are necessary for the conduct of the Company’s or the Material Entities’ business as now conducted or proposed to be conducted in the Registration Statement, the Prospectus and the Pricing Disclosure Package; and except as set out in the Registration Statement, the Prospectus and the Pricing Disclosure Package there are no material restrictions on the ability of the Company or the Material Entities to use, transfer or otherwise exploit any such rights. The Company and the Material Entities are the holders of the Mining Rights necessary to carry on the activities of the Company and the Material Entities.  The Mining Rights held by the Company and the Material Entities cover the areas required by them for such purposes, except as disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package.

(aa)         Technical Compliance.  The Company has complied with the requirements of NI 43-101 in all material respects, including, but not limited to, the preparation and filing of technical reports and each of the technical reports filed with respect to the Material Properties accurately and completely sets forth all material facts relating to the properties that are subject thereto as at the date of such report and there is no new material scientific or technical information nor any other fact or circumstance that creates a requirement for updated reports to be filed.

(bb)         Mineral Information.  The information set forth in the Registration Statement, the Prospectus and the Pricing Disclosure Package relating to the estimates of the mineral resources and reserves of the Material Properties has been prepared in accordance with Canadian industry standards set forth in NI 43-101 and the method of estimating the mineral resources and reserves has been verified by mining experts and the information upon which such estimates were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof.

(cc)         South Africa Mineral Laws.  The Company and each of the Material Entities are in material compliance with the South Africa Mineral and Petroleum Resources Development Act, No. 28 of 2002.  Except as disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package, the Company is not aware of any circumstances which could reasonably be expected to lead to the suspension or cancellation of any mining claims or other prospecting rights, including, without limitation, as a result of any communication (oral or written) with Department of Mineral Resources in South Africa.

(dd)         Environmental Laws.  (a) Neither the Company nor any of the Material Entities is in material violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (b) the Company and the Material Entities have all permits, authorizations and approvals required under any applicable Environmental Laws in connection with the operation of the business of the Company and its subsidiaries as currently conducted and are in material compliance with their requirements and (c) except as set out in the Registration Statement, the Prospectus and the Pricing Disclosure Package, there are no pending or, to the knowledge of the Company, threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any of the Material Entities which if determined adversely would reasonably be expected to have a material adverse effect.

(ee)         Possession of Licenses and Permits.  Except as disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package, the Company and the Material Entities possess such permits, certificates, licenses, approvals, consents, registrations and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies or other organizations currently necessary to own, lease, exploit, use, stake or maintain the Mining Rights and to conduct the business now operated by the Company and the Material Entities except where the failure to possess such Governmental Licenses would not reasonably be expected to have a material adverse effect. Except as disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package, (i) the Company and the Material Entities are in material compliance with the terms and conditions of all such Governmental Licenses and (ii) all of the Governmental Licenses are valid and in full force and effect.  Neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation, suspension or modification of any such Governmental Licenses.

(ff)          Insurance.  The Company and the Material Entities maintain insurance against loss of, or damage to, their assets on a basis consistent with reasonably prudent persons in comparable businesses; all of the policies in respect of such insurance coverage are in good standing in all material respects and not in default; neither the Company nor any Subsidiary has failed to promptly give any notice of any material claim thereunder; and there are no material claims thereunder or to which any insurance company is denying liability or defending under a reservation of rights clause.

(gg)                            Material Contracts.  All of the material contracts and agreements of the Company and of the Material Entities (collectively the “Material Contracts”) have been disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package.  Neither the Company nor any Subsidiary has received notification from any party claiming that the Company or any Subsidiary is in breach or default under any Material Contract.

(hh)                          No Material Change.  Since August 31, 2018 and except as disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package, (a) there has been no material change in the condition (financial or otherwise), or in the properties, capital, affairs, prospects, operations, assets or liabilities of the Company and the Material Entities considered as one enterprise, whether or not arising in the ordinary course of business, and (b) there have been no transactions entered into by the Company or the Material Entities, other than those in the ordinary course of business, which are material with respect to the Company and the Material Entities considered as one enterprise.

(ii)                                  Absence of Proceedings.  There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental authority, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary, which is required to be disclosed in the Registration Statement, the Prospectus and the Pricing Disclosure Package but not so disclosed.  The aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is subject, which are not described in the Registration Statement, the Prospectus and the Pricing Disclosure Package include only ordinary routine litigation incidental to the business, properties and assets of the Company and the Material Entities and would not reasonably be expected to result in a material adverse effect.

(jj)                                Absence of Defaults and Conflicts.  Neither the Company nor any of its subsidiaries is in violation of its articles or by-laws or other constating documents nor in material default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or the Material Entities is subject (collectively, “Agreements and Instruments”).  The execution, delivery and performance of this Agreement, the Registration Statement, the Prospectus and the Pricing Disclosure Package and the consummation of the transactions contemplated herein and therein and compliance by the Company with its obligations hereunder, have been duly authorized by all necessary corporate action by the Company, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien or other encumbrance upon any property or assets of the Company or the Material Entities pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the articles or by-

laws or other constating documents of the Company or the Material Entities or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any governmental authority, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or the Material Entities or any of their assets, properties or operations.  As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or the Material Entities.

(kk)                          Labour.  No material labour dispute with the employees of the Company or the Material Entities currently exists or, to the knowledge of the Company, is imminent.  Neither the Company nor the Material Entities is a party to any collective bargaining agreement and, to the knowledge of the Company, no action has been taken or is contemplated to organize any employees of the Company or the Material Entities.

(ll)                                  Absence of Further Requirements.  Except as noted herein, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, or the consummation of the transactions contemplated by this Agreement, except such as have been or will be obtained under Applicable Securities Laws and the rules and regulations of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Exchanges.

(mm)                  Taxes.  All tax returns, reports, elections, remittances and payments of the Company and the Material Entities required by applicable law to have been filed or made in each applicable jurisdiction, have been filed or made (as the case may be) and are substantially true, complete and correct in all respects and all taxes of the Company and of the Material Entities as of the end of the period reported on by the Financial Statements have been paid or accrued in the Financial Statements (and any such accrual is adequate to meet any assessments and related liabilities in respect of the underlying period) except as would not reasonably be expected to have a material adverse effect.

(nn)                          No Acquisition.  The Company has not completed any acquisition that would require the inclusion of any additional financial statements or pro forma financial statements in the Registration Statement, the Prospectus and the Pricing Disclosure Package pursuant to Section 3-05 or Article 11 of Regulation S-X under the Securities Act.

(oo)                          Documents.  This Agreement has been duly authorized, executed and delivered by the Company.

(pp)                          Compliance with Laws.  The Company has fully complied with all relevant statutory and regulatory requirements required to be complied with in connection with this offering of Shares (the “Offering”).

(qq)                          No Loans.  Other than as set out in the Registration Statement, the Prospectus and the Pricing Disclosure Package, neither the Company nor the Material Entities have made any material loans to or guaranteed the material obligations of any person other than the Company and the Material Entities.

(rr)                                Directors and Officers.  To the knowledge of the Company, none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(ss)                              Stock Exchange and Commission Compliance. Other than as set out in the Registration Statement, the Prospectus and the Pricing Disclosure Package, neither the Commission nor any other securities regulatory authority, any stock exchange nor any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company or the use of the Registration Statement or the Prospectus and no proceedings for such purposes have been instituted or are pending or, to the knowledge of the Company, are contemplated.

(tt)                                Minute Books and Records.  The minute books and records of the Company and the Material Entities made available to counsel for the Underwriter in connection with its due diligence investigation of the Company for the period from the respective dates of incorporation to the date hereof are all of the minute books and records of the Company and the Material Entities and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Material Entities, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company and the Material Entities to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriter or which are not material in the context of the Company.

(uu)                          Reporting Issuer Status.  As at the date hereof, the Company is a “reporting issuer” in all Provinces of Canada within the meaning of the Canadian securities laws in such jurisdictions and is not currently in default of any requirement of the Canadian securities laws of such jurisdictions and the Company is not included on a list of defaulting reporting issuers maintained by any Canadian securities commission.

(vv)                          Purchase and Sales.  Other than as disclosed in the Pricing Disclosure Package and the Prospectuses, neither the Company nor the Material Entities has approved, has entered into any agreement in respect of, or has any knowledge of: (i) the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares, or otherwise; (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the assets of the Company or the Material Entities) of the Company or the Material Entities;

or (iii) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company or the Material Entities.

(ww)                      Employee Plans.  The Documents Incorporated by Reference disclose, to the extent required by Applicable Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(xx)                          No Dividends.  During the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its common shares or securities or agreed to do any of the foregoing.

(yy)                          No Reportable Event.  There has not been a “reportable event” (within the meaning of NI 51-102) with the present auditors of the Company and the auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company.

(zz)                            System of Internal Control.  The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies in all material respects with the requirements of the Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including IFRS, as applicable, in Canada, including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Management of the Company assessed internal control over financial reporting of the Company as of August 31, 2018 and concluded internal control over financial reporting was effective as of such date.  Since the date of the Financial Statements, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The

Company is not aware of any material weaknesses in its internal control over financial reporting.

(aaa)                   System of Disclosure Control.  The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; such disclosure controls and procedures were effective as of August 31, 2018.

(bbb)                   Action to Manipulate Price.  Neither the Company nor any of the Material Entities, nor to the knowledge of the Company, any of the Company’s affiliates, has taken, nor will the Company, any of its subsidiaries or any such affiliate take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company in connection with this Offering.

(ccc)                      Unlawful Payment.  Neither the Company nor any of the Material Entities nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of the Material Entities is aware of or has (i) made any unlawful contribution to any candidate for non-United States or Canadian office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof. Without limiting the generality of the foregoing, none of the Company, the Material Entities or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Material Entities is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Canadian Corruption of Foreign Public Officials Act or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively the “Foreign Corruption Laws”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Foreign Corruption Laws; and the Company and each of the Material Entities have conducted their businesses in compliance with the Foreign Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. The operations of the Company and each of the Material Entities are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ddd)                   Registration Under Investment Company Act of 1940.  The Company is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Registration Statement, Prospectus and Pricing Disclosure Package under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the United States Investment Company Act of 1940, as amended.

(eee)                      U.S. Sanctions.  Neither the Company nor the Material Entities, nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or the Material Entities is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of this Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(fff)                         Cybersecurity; Data Protection. The Company and the Material Entities’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants.  The Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

(ggg)                      No Other Fees Payable. Other than the Underwriter pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency, underwriting or other fiscal advisory or similar fee by the Company in connection with the transactions contemplated herein.

(hhh)                   U.S. Status. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Shares and at the date hereof, the Company was not and is not an “ineligible issuer”, as defined in Rule 405 under the Securities Act. The Company neither an “Accelerated Filer” nor a “Large Accelerated Filer”, as such terms are defined in Rule 12b-2 of the Exchange Act.

(iii)                               Enforcement of Foreign Judgments.  Any final judgment for a fixed or determined sum of money rendered by any U.S. federal or New York state court located in the State of New York having jurisdiction under its own laws in respect of any suit, action or proceeding against the Company based upon this Agreement would be declared enforceable against the Company by the courts of British Columbia or Canada, without reconsideration or reexamination of the merits.

(jjj)                            Valid Choice of Law.  The choice of laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of British Columbia and Canada, and will be honored by the courts of British Columbia or Canada, subject to the restrictions described under the caption “Enforceability of civil liabilities” in the Registration Statement, the Pricing Disclosure Package and the Prospectus.  The Company has the power to submit, and pursuant to Section 16(c) of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York state and United States federal court sitting in the City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in such court.

4.                                      Further Agreements of the Company.  The Company covenants and agrees with the Underwriter that:

(a)                                 Required Filings.  The Company will file the Prospectus with the Commission within the time periods specified by Rule 424(b) and Rule 430A, 430B or 430C under the Securities Act, will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act; and the Company will file or furnish, as applicable, promptly all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares; and the Company will furnish copies of the Prospectus and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriter in New York City prior to 10:00 A.M., New York City time, on the business day next succeeding the date of this Agreement in such quantities as the Underwriter may reasonably request.  The Company will file the Prospectus with the British Columbia Securities Commission as soon as practicable after the Prospectus becomes effective or receives a receipt or similar acknowledgement of approval from the Commission and will file any supplement to the Prospectus or the Registration Statement with the British Columbia Securities Commission as soon as practicable after such supplement is filed with the Commission.

(b)                                 Delivery of Copies.  The Company will deliver, without charge, to the Underwriter (i) two signed copies of the Registration Statement as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and documents incorporated by reference therein; (ii) a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits); and (iii) during the Prospectus Delivery Period (as defined below), as many copies of the Prospectus (including all amendments and supplements thereto and documents incorporated by reference therein and each Issuer Free Writing Prospectus) as the Underwriter may reasonably request.  As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriter a prospectus relating to the Shares is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Shares by the Underwriter or any dealer.

(c)                                  Amendments or Supplements, Issuer Free Writing Prospectuses.  Before making, preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement, the Pricing Disclosure Package or the Prospectus, the Company will furnish to the Underwriter and counsel for the Underwriter a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not make, prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Underwriter reasonably objects.

(d)                                 Notice to the Underwriter.  The Company will advise the Underwriter promptly, and confirm such advice in writing, (i) when the Registration Statement has become effective; (ii) when any amendment to the Registration Statement has been filed or becomes effective; (iii) when any supplement to the Pricing Disclosure Package, the Prospectus or any Issuer Free Writing Prospectus, or any amendment to the Prospectus has been filed or distributed; (iv) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; (v) of the issuance by the Commission or any other governmental or regulatory authority of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any of the Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (vi) of the occurrence of any event or development within the Prospectus Delivery Period as a result of which the Prospectus, any of the Pricing Disclosure Package or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Pricing Disclosure Package or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; and (vii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Shares for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable best efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any of the Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus or suspending any such qualification of the Shares and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e)                                  Ongoing Compliance.  (1) If during the Prospectus Delivery Period (i) any event or development shall occur or condition shall exist as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Prospectus to comply with law, the Company will immediately notify the Underwriter thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission and furnish to the Underwriter and to such dealers as the Underwriter may designate such amendments or supplements to the Prospectus (or any document to be filed with, or furnished to, the Commission and incorporated by reference therein) as may be necessary so that the statements in the Prospectus as so amended or supplemented (or any document to be filed with, or furnished to, the Commission and incorporated by reference therein) will not, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus will comply with law and (2) if at any time prior to the Closing Date (i) any event or development shall occur or condition shall exist as a result of which the Pricing Disclosure Package as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Pricing Disclosure Package is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Pricing Disclosure Package to comply with law, the Company will immediately notify the Underwriter thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission (to the extent required) and furnish to the Underwriter and to such dealers as the Underwriter may designate such amendments or supplements to the Pricing Disclosure Package (or any document to be filed with, or furnished to, the Commission and incorporated by reference therein) as may be necessary so that the statements in the Pricing Disclosure Package as so amended or supplemented will not, in the light of the circumstances existing when the Pricing Disclosure Package is delivered to a purchaser, be misleading or so that the Pricing Disclosure Package will comply with law.

(f)                                   Blue Sky Compliance.  The Company will qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Underwriter shall reasonably request and will continue such qualifications in effect so long as required for distribution of the Shares; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(g)                                  Earning Statement.  The Company will make generally available to its security holders and the Underwriter as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the “effective date” (as defined in Rule 158) of the Registration Statement.

(h)                                 Clear Market.  From the date of this Agreement and for a period of ninety (90) days after the Closing Date, the Company will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Commission a registration statement under the Securities Act relating to, any shares of Stock or any securities convertible into or exercisable or exchangeable for Stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Stock or such other securities, in cash or otherwise, without the prior written consent of the Underwriter; provided that, notwithstanding the foregoing, the Company may (i) issue Stock or securities convertible into or exchangeable for Stock or rights involving any of the economic consequences of ownership of Stock pursuant to any equity incentive plan, stock ownership or purchase plan, dividend reinvestment plan or other equity plan in effect on the date hereof; (ii) issue Stock issuable upon the conversion, exchange or exercise of convertible or exchangeable securities or the exercise of warrants or options outstanding on the date hereof; (iii) issue Stock or securities convertible into or exchangeable for Stock or rights involving any of the economic consequences of ownership of Stock pursuant to the Concurrent Transactions; and (iv) issue Stock issuable pursuant to the participation right granted by the Company to Hosken Consolidated Investments Limited (“HCI”) under the amended and restated subscription agreement dated May 10, 2018 between the Company and HCI.

(i)                                     Use of Proceeds.  The Company will apply the net proceeds from the sale of the Shares as described in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus under the heading “Use of Proceeds”.

(j)                                    No Stabilization.  Neither the Company nor its subsidiaries or affiliates will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Stock.

(k)                                 Exchange Listing.  The Company will use its reasonable best efforts to list, subject to notice of issuance, the Shares on the TSX and the NYSE American (the “Exchanges”) by the Closing Date.

(l)                                     Reports.  So long as the Shares are outstanding, the Company will furnish to the Underwriter, as soon as they are available, copies of all reports or other communications (financial or other) furnished to holders of the Shares, and copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange or automatic quotation system; provided the Company will be deemed to have furnished such reports and financial statements to the Underwriter to the extent they are filed on the Commission’s Electronic Data Gathering, Analysis, and Retrieval system.

(m)                             Record Retention.  The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

(n)                                 Tax Indemnity.  The Company will indemnify and hold harmless the Underwriter against any documentary, stamp, registration or similar issuance tax, including any interest and penalties, on the sale of the Shares by the Company to the Underwriter and on the execution and delivery of this Agreement.  All indemnity payments to be made by the Company hereunder in respect of this Section 4(n) shall be made without withholding or deduction for or on account of any present or future Canadian taxes, duties or governmental shares whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges.  In that event, except for any net income, capital gains or franchise taxes imposed on the Underwriter by Canada or the United States or any political subdivision of taxing authority thereof or therein as a result of any present or former connection (other than any connection resulting from the transactions contemplated by this Agreement) between the Underwriter and the jurisdiction imposing such withholding or deductions, the Company shall pay such additional amounts as may be necessary in order to ensure that the net amounts received after such withholding or deductions shall equal the amounts that would have been received if no withholding or deduction has been made.

(o)                                 The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company.  Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle the Underwriter to terminate their obligation to purchase the Shares, by written notice to that effect given to the Company at or prior to the Closing Time or the Additional Closing Time, as applicable.  It is understood that the Underwriter may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriter in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriter any such waiver or extension must be in writing and signed by the Underwriter.

5.                                      Certain Representations and Agreements of the Underwriter.           The Underwriter hereby represents and agrees that:

(a)                                 It is not resident in Canada;

(b)                                 It has not and will not use, authorize use of, refer to or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Company and not incorporated by reference into the Registration Statement and any press release issued by the Company) other than (i) a free writing prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in the Preliminary Prospectus or a previously filed Issuer Free Writing Prospectus, (ii) any Issuer Free Writing Prospectus listed on Schedule 2 or prepared pursuant to Section 3(c) or Section 4(c) above (including any electronic road show), or (iii) any free writing prospectus prepared by the Underwriter and approved by the Company in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an “Underwriter Free Writing Prospectus”).

(c)                                  It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering (and will promptly notify the Company if any such proceeding against it is initiated during the Prospectus Delivery Period).

(d)                                 (i) There has not been, nor will there be, any advertisement or solicitation in Canada by it in furtherance of the sale of the Shares by it or, to its knowledge, by any additional investment dealers or brokers appointed by it as its agent in the offering of the Shares (a “Selling Firm”); (ii) it has not offered or sold, directly or indirectly, and it will not offer or sell, directly or indirectly, any of the Shares purchased by it under this Agreement in Canada or to any resident of Canada and it will include in any selling agreement or similar agreement that it may enter into with any Selling Firm with respect to the Shares that such Selling Firm will not make any offers or sales of Shares or any other securities in jurisdictions outside the United States except under circumstances that will result in compliance with the restrictions on offers or sales set forth in the Prospectus; (iii) it has not authorized or directed, and it will not authorize or direct, any Selling Firm to offer or sell, directly or indirectly, any of the Shares in Canada or to any resident of Canada; and (iv) it will take appropriate steps in its electronic allocation procedures not to allocate Shares to any accounts located in Canada.

6.                                      Conditions of Underwriter’s Obligations.  The obligation of the Underwriter to purchase the Underwritten Shares on the Closing Date or the Option Shares on the Additional Closing Date, as the case may be, as provided herein is subject to the performance by the Company of its covenants and other obligations hereunder and to the following additional conditions:

(a)                                 Registration Compliance; No Stop Order.  No order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 4(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Underwriter.

(b)                                 Representations and Warranties.  The representations and warranties of the Company contained herein shall be true and correct on the date hereof and on and as of the Closing Date or the Additional Closing Date, as the case may be; and the statements of the Company and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date or the Additional Closing Date, as the case may be.

(c)                                  No Material Adverse Change.  No event or condition of a type described in Section 3(hh) hereof shall have occurred or shall exist, which event or condition is not described in the Pricing Disclosure Package (excluding any amendment or supplement thereto) and the Prospectus (excluding any amendment or supplement thereto) and the effect of which in the judgment of the Underwriter makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Shares on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Pricing Disclosure Package and the Prospectus.

(d)                                 Officer’s Certificates.  The Underwriter shall have received certificates on and as of the Closing Date or the Additional Closing Date, as the case may be:

(i)                  signed on behalf of the Company, but without personal liability, by the President and Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriter certifying that: (i) the Company has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Company at or prior to the Closing Time and the Additional Closing Time, as applicable; (ii) that such officers have carefully reviewed the Registration Statement, the Pricing Disclosure Package and the Prospectus and, to the knowledge of such officers, all the representations and warranties of the Company contained herein are true and correct as of the Closing Time and the Additional Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and the Additional Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Company and the Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for this Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Stock or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened; and

(ii)               signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the

Underwriter acting reasonably, in form and content satisfactory to the Underwriter acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Shares on the TSX and the NYSE American and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company.

(e)                                  Comfort Letters.  On the date of this Agreement and on the Closing Date or the Additional Closing Date, as the case may be, PricewaterhouseCoopers LLP shall have furnished to the Underwriter, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriter, in form and substance reasonably satisfactory to the Underwriter, containing statements and information of the type customarily included in accountants’ “comfort letters” to Underwriter with respect to the financial statements and certain financial information contained or incorporated by reference in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus; provided, that the letter delivered on the Closing Date or the Additional Closing Date, as the case may be, shall use a “cut-off” date no more than two business days prior to such Closing Date or such Additional Closing Date, as the case may be.

(f)                                   Opinions and 10b-5 Statement of Counsel for the Company.  The Underwriter shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be:

(i)                  a favourable legal opinion, dated the Closing Date and the Additional Closing Date, as applicable, from Dorsey & Whitney LLP, the Company’s U.S. counsel, addressed to the Underwriter, to the effect set forth in Schedule 5 (subject to customary limitations, assumptions and qualifications), which shall be accompanied by a letter addressed to the Underwriter to the effect that such counsel has participated in the preparation of the Registration Statement, the Prospectus (excluding the Documents Incorporated by Reference) and the Pricing Disclosure Package and in conferences with officers and other representatives of the Company, representatives of the independent accountants of the Company, Canadian and South African counsel for the Company, counsel for the Underwriter and representatives of the Underwriter at which the contents of the Registration Statement, the Pricing Disclosure Package, the Prospectus and related matters were discussed and, subject to customary qualifications, confirming that, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Company), no facts have come to such counsel’s attention which have caused such counsel to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as of the date of the Prospectus and as of the Closing Date and the Additional Closing Date, as applicable, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or that the Pricing Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case, other than the financial statements, including the notes and schedules thereto, management reports on internal control over financial reporting, and other financial and statistical information and the reports and the information derived from the reports of or attributed to persons named in the Prospectus under the heading “Interest of Experts and Counsel,” included or incorporated by reference therein, as to which such counsel expresses no belief);

(ii)               a favourable legal opinion, dated the Closing Date and Additional Closing Date, as applicable, from Gowling WLG (Canada) LLP, the Company’s Canadian counsel, as to matters of Canadian federal and British Columbia provincial law, addressed to the Underwriter and the Underwriter’s counsel, such matters to be as set out in the attached Schedule 6 subject to customary limitations, assumptions and qualifications;

(iii)            a favourable legal opinion, dated the Closing Date and Additional Closing Date, as applicable, from Cliffe Dekker Hofmeyr Inc., the Company’s South African counsel, in form and substance satisfactory to the Underwriter, regarding the Material Entities, with respect to the following: (i) the incorporation and existence of each Material Entity under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of each Material Entity, and (iii) that each Material Entity has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties; and

(iv)           a favourable legal opinion, dated the Closing Date and Additional Closing Date, as applicable, from Cliffe Dekker Hofmeyr Inc., the Company’s South African counsel, in form and substance satisfactory to the Underwriter, with respect to the Company’s right to and ownership of the Material Properties and to the effect that the statements set forth under “South African Regulatory Framework” in the Form 20-F fairly summarize the matters described therein.

(g)                                  10b-5 Statement of Counsel for the Underwriter.  The Underwriter shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, a letter from Skadden, Arps, Slate, Meagher & Flom LLP, the Underwriter’s U.S. counsel, addressed to the Underwriter, to the effect that such counsel has participated in the preparation of the Registration Statement and the Prospectus (excluding the Documents Incorporated by Reference) and, subject to customary qualifications, confirming that, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Company), no facts have come to such counsel’s attention which have caused such counsel to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as of the date of the Prospectus and as of the Closing Date and the Additional Closing Date, as applicable, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or that the Pricing Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case, other than the financial statements, including the notes and schedules thereto, management reports on internal control over financial reporting, and other financial and statistical information, and the reports and the information derived from the reports of or attributed to persons named in the Prospectus under the heading “Interest of Experts and Counsel,” included or incorporated by reference therein, as to which such counsel expresses no belief).

(h)                                 No Legal Impediment to Issuance and Sale.  No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date or the Additional Closing Date, as the case may be, prevent the issuance or sale of the Shares; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date or the Additional Closing Date, as the case may be, prevent the issuance or sale of the Shares.

(i)                                     Good Standing.  The Underwriter shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, a certificate of status (or equivalent) for the Company and each of the Material Entities dated within one (1) Business Day (or such earlier or later date as the Underwriter may accept) of the Closing Date.

(j)                                    Exchange Listing.  The Shares to be delivered on the Closing Date or the Additional Closing Date, as the case may be, shall have been approved for listing on the Exchanges, subject to official notice of issuance.

(k)                                 FINRA. The Underwriter shall have received on or prior to the Closing Date evidence satisfactory to the Underwriter that FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering of Shares.

(l)                                     Lock-up Agreements.  The “lock-up” agreements, each substantially in the form of Schedule 7 hereto, between you and certain officers and directors of the Company relating to sales and certain other dispositions of shares of Stock or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date or the Additional Closing Date, as the case may be.

(m)                             Concurrent Transactions. The Underwriter shall have received confirmation that closing of each of the Private Placements, the Liberty Payout and the Sprott Transaction have occurred or shall occur concurrently with the Closing Time.

(n)                                 Additional Documents.  On or prior to the Closing Date or the Additional Closing Date, as the case may be, the Company shall have furnished to the Underwriter or counsel to the Underwriter such further certificates and documents as the Underwriter or counsel to the Underwriter may reasonably request.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriter.

7.                                      Indemnification and Contribution.

(a)                                 Indemnification of the Underwriter.  The Company agrees to indemnify and hold harmless the Underwriter, its affiliates, directors and officers and each person, if any, who controls the Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto), the Preliminary Prospectus, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act (a “road show”) or any Pricing Disclosure Package (including any Pricing Disclosure Package that has subsequently been amended), or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use therein, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such in paragraph (b) below.

(b)                                 Indemnification of the Company.  The Underwriter agrees to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to the Underwriter furnished to the Company in writing by the Underwriter expressly for use in the Registration Statement, the Prospectus (or any amendment or supplement thereto), the Preliminary Prospectus, any Issuer Free Writing Prospectus, any road show or any Pricing Disclosure Package (including any Pricing Disclosure Package that has subsequently been amended), it being understood and agreed upon that the only such information furnished by the Underwriter consists of the information in the Prospectus furnished on behalf of the Underwriter referenced in a separate letter to be delivered to the Company by the Underwriter on or prior to the Closing Date.

(c)                                  Notice and Procedures.  If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to the preceding paragraphs of this Section 7, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under the preceding paragraphs of this Section 7 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under the preceding paragraphs of this Section 7.  If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred.  In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred.  Any such separate firm for the Underwriter, its affiliates, directors and officers and any control persons of the Underwriter shall be designated in writing by the Underwriter and any such separate firm for the Company, its directors, its officers who signed the Registration Statement and any control persons of the Company shall be designated in writing by the Company.  The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement.  Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than thirty (30) days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement.  No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d)                                 Contribution.  If the indemnification provided for in paragraphs (a) or (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriter on the other, from the offering of the Shares or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand, and the Underwriter on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company, on the one hand, and the Underwriter on the other, shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Shares and the total underwriting discounts and commissions received by the Underwriter in connection therewith, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate offering price of the Shares.  The relative fault of the Company, on the one hand, and the Underwriter on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)                                  Limitation on Liability.  The Company and the Underwriter agree that it would not be just and equitable if contribution pursuant to paragraph (d) above were determined by pro rata allocation (even if the Underwriter were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above.  The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim.  Notwithstanding the provisions of paragraphs (d) and (e), in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by the Underwriter with respect to the offering of the Shares exceeds the amount of any damages that the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f)                                   Non-Exclusive Remedies.  The remedies provided for in this Section 7 paragraphs (a) through (e) are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

8.                                      Effectiveness of Agreement.  This Agreement shall become effective as of the date first written above.

9.                                      Termination.  This Agreement may be terminated in the absolute discretion of the Underwriter, by notice to the Company, if after the execution and delivery of this Agreement and on or prior to the Closing Date or, in the case of the Option Shares, prior to the Additional Closing Date (i) trading generally shall have been suspended or materially limited on or by any of the NYSE American or the TSX; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Underwriter, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Shares on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Pricing Disclosure Package and the Prospectus.

10.                               [Reserved.]

11.                               Payment of Expenses.

(a)                                 Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Shares and any taxes payable in that connection; (ii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus, any Pricing Disclosure Package and the Prospectus (including all exhibits, amendments and supplements thereto) and the distribution thereof; (iii) the fees and expenses of the Company’s counsel and independent accountants; (v) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Shares under the laws of such jurisdictions as the Underwriter may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Underwriter); (vi) the cost of preparing stock certificates; (vii) the costs and charges of any transfer agent and any registrar; (viii) all expenses and application fees incurred in connection with any filing with, and clearance of the offering by, FINRA; (ix) all expenses incurred by the Company in connection with any road show presentation to potential investors ; and (x) all expenses and application fees related to the listing of the Shares on the Exchanges.

(b)                                 Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay or cause to be paid the actual and accountable out-of-pocket expenses of the Underwriter and actual and accountable reasonable fees and disbursements of the Underwriter’s legal counsel (collectively, the “Underwriter’s Expenses”).  All actual and accountable reasonable fees and expenses incurred by the Underwriter, or on their behalf, shall be payable by the Company immediately upon receiving an invoice therefor from the Underwriter and shall be payable whether or not an offering is completed.  At the option of the Underwriter such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the closing of the offering of Shares.  Regardless of whether the transactions contemplated herein are completed or not, the Company will pay the Underwriter’s Expenses, as described in this Section 11. Notwithstanding anything to the contrary contained herein, the Underwriter’s Expenses payable by the Company hereunder together with the underwriting commission shall not exceed 8.99% of the gross proceeds of the offering of Shares.

12.                               Persons Entitled to Benefit of Agreement.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to herein, and the affiliates of the Underwriter referred to in Section 7 hereof.  Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.  No purchaser of Shares from the Underwriter shall be deemed to be a successor merely by reason of such purchase.

13.                               Survival.  The respective indemnities, rights of contribution, representations, warranties and agreements of the Company and the Underwriter contained in this Agreement or made by or on behalf of the Company or the Underwriter pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Shares and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company or the Underwriter or the directors, officers, controlling persons or affiliates referred to in Section 7 hereof.

14.                               Certain Defined Terms.  For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City; (c) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act; and (d) the term “material adverse effect” means any event, change, fact or state of being which could reasonably be expected to have a material and adverse effect on the business, affairs, capital, operation, permits, contractual arrangements, assets, management, condition (financial or otherwise), business prospects, financial position, shareholders’ equity, results of operations, liabilities (absolute, accrued, contingent or otherwise) or properties of the Company and its consolidated interest in the subsidiaries, taken as a whole, or any fact, event, or change that would result in the Registration Statement, the Prospectus and the Pricing Disclosure Package containing a misrepresentation.

15.                               Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriter is required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriter to properly identify its clients.

16.                               Miscellaneous.

(a)                                 Notices.  Any notice to be given hereunder shall be in writing and may be given by facsimile or by hand delivery and shall, in the case of notice to the Company, be addressed and faxed or delivered to:

Platinum Group Metals Ltd.

Suite 838 — 1100 Melville Street

Vancouver, British Columbia V6E 4A6

Attention:    R. Michael Jones

Fax No.:      (604) 484-4710

with a copy to (such copy not to constitute notice):

Dorsey & Whitney LLP

701 Fifth Avenue, Suite 6100

Seattle, Washington  98104

Attention:    Randal Jones

Fax No.:      (206) 903-8820

and in the case of the Underwriter, be addressed and faxed or delivered in accordance with the details noted below, and in each case with a copy (which shall not constitute notice) sent to:

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario  M5K 1J5

Attention:    Riccardo Leofanti

Fax No.:      (416) 777-4703

If to the Underwriter, addressed and sent to:

BMO Capital Markets Corp.

3 Times Square, 28th Floor

New York, New York 10036

Attention:    Lori Begley

Fax No.:      (604) 443-1408

The Company and the Underwriter may change their respective addresses for notice by notice given in the manner referred to above.

(b)                                 Governing Law.  This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(c)                                  Submission to Jurisdiction.  The Company hereby submits to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  The Company waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts.  The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which Company is subject by a suit upon such judgment.  The Company irrevocably appoints C T Corporation System, located at 28 Liberty Street, New York, New York 10005, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such authorized agent, and written notice of such service to the Company by the person serving the same to the address provided in this Section 16, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding.  The Company hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process.  The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for a period of seven years from the date of this Agreement.

(d)                                 Judgment Currency.  The Company agrees to indemnify the Underwriter, its directors, officers, affiliates and each person, if any, who controls the Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by the Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(e)                                  Waiver of Immunity.  To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court of (i) Canada, or any political subdivision thereof, (ii) the United States or the State of New York, (iii) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, the Company hereby irrevocably waives such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

(f)                                   Waiver of Jury Trial.  Each of the parties hereto hereby waives any right to trial by jury in any suit or proceeding arising out of or relating to this Agreement.

(g)                                  Recognition of the U.S. Special Resolution Regimes.

(i) In the event that the Underwriter is a Covered Entity and the Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from the Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(ii) In the event that the Underwriter is a Covered Entity or a BHC Act Affiliate of the Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against the Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used in this Section 16(g):

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

(h)                                 Counterparts.  This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(i)                                     Amendments or Waivers.  No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(j)                                    Headings.  The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

PLATINUM GROUP METALS LTD.

		By:	/s/ Frank Hallam
Name: Frank Hallam
Title: Chief Financial Officer

Accepted: As of the date first written above

BMO CAPITAL MARKETS CORP.

By:	/s/ Eric Benedict
Authorized Signatory

Schedule 1

Material Entities

Name	Jurisdiction of Incorporation	Par Value per Share	Authorized Share Capital	Issued and Outstanding Shares
Platinum Group Metals (RSA) Proprietary Limited	Republic of South Africa	R1.00	1,000	255 issued
Mnombo Wethu Consultants Proprietary Limited	Republic of South Africa	N/A	1,000	1,000
Waterberg JV Resources Proprietary Limited	Republic of South Africa	N/A	1,000,000	235,692 issued
Lion Battery Technologies Inc.	British Columbia	N/A	No Maximum Number	400,000 common shares issued and 2,200,000 Class A Preferred shares issued

Schedule 2

Pricing Disclosure Package

List each Issuer Free Writing Prospectus to be included in the Pricing Disclosure Package

The press release titled “Platinum Group Metals Announces US$10.4 Million Bought Deal Financing, US$9.2 and US$10 Million Private Placements of Common Shares and Entry into a Payout Agreement and New US$20 Million Credit Facility” dated August 15, 2019; and

The corporate presentation titled “Advancing the Next Palladium and Platinum Mine” dated August 15, 2019.

Schedule 3

Pricing Terms included in the Pricing Disclosure Package

Number of Underwritten Shares Offered by the Company:  8,326,957

Number of Option Shares Offered by the Company: 1,249,043

Public Offering Price per Underwritten Share: US$1.25

Public Offering Price per Option Share: US$1.25

Underwriting Fee per Share: US$0.075

Date of Delivery of Underwritten Shares: August 21, 2019

Schedule 5

Form of Opinion of U.S. Counsel for the Company

(a)                                 The Registration Statement has become effective under the Securities Act; and no order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or in connection with the Offering is pending or threatened by the Commission.

(b)                                 The Registration Statement, at the time it became effective, and the Prospectus, as of the date of the Final Prospectus Supplement, appear on their face to be appropriately responsive in all material respects to the requirements of the Securities Act (in each case other than the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which such counsel need express no opinion).

(c)                                  The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement, including the issuance and sale of the Shares being delivered on the Closing Date, will not violate or conflict with, or result in any contravention of, any applicable United States federal or New York state law, statute, rule or regulation, in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement (except that such counsel need express no opinion with respect to state securities laws, statutes, rules or regulations or the anti-fraud provisions of the securities laws of any applicable jurisdiction) or, to the best of such counsel’s knowledge, any judgment, order or regulation of any United States federal or New York state court, arbitrator or governmental or regulatory authority set forth in Schedule A to such counsel’s opinion.

(d)                                 No consent, approval, authorization, order, registration or qualification of or with any United States federal or New York state court, arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement, the compliance by the Company with the terms hereof and thereof, the issuance and sale of the Shares being delivered on the Closing Date and the consummation by the Company of the transactions contemplated by this Agreement, except for the registration of the Shares under the Securities Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and distribution of the Shares by the Underwriter or as may be required to be obtained from FINRA or the NYSE American.

(e)                                  The statements in the Prospectus under the heading “Certain United States Federal Income Tax Considerations”, insofar as such statements constitute summaries of legal matters referred to therein, fairly summarize the matters referred to therein.

(f)                                   After giving effect to the application of the proceeds received by the Company from the offering and sale of the Shares as described in the Prospectus, the Company will not be required to be registered as an investment company under the United States Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(g)                                  Registration will not be required under the Securities Act for the common shares of the Company issuable in connection with the Concurrent Transactions.

(h)                                 This Agreement has been duly executed and delivered by the Company, to the extent such execution and delivery are governed by the laws of the State of New York.

Schedule 6

Form of Opinion of Canadian Counsel for the Company

(a)                                 the Company is a “reporting issuer”, or its equivalent, in British Columbia and it is not listed as in default of any requirement of the Applicable Securities Laws in British Columbia;

(b)                                 the Company is a validly existing as a company under the Business Corporations Act (British Columbia) (the “BCBCA”) and is in good standing with respect to the filing of annual reports with the British Columbia Register of Companies;

(c)                                  the Company has all necessary corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(d)                                 the Company has all necessary corporate power and capacity: (i) to issue and sell the Shares; and (ii) to grant the Over-Allotment Option;

(e)                                  the authorized and issued capital of the Company;

(f)                                   the statements in the Registration Statement under “Part II — Information Not Required in Prospectus — Indemnification of Directors and Officers” insofar as such statements summarize legal matters or documents discussed therein, are fair summaries of such legal matters or documents in all material respects;

(g)                                  the attributes attaching to the Shares are consistent and conform with the description under “Description of the Common Shares” in the Prospectus Supplement;

(h)                                 all necessary corporate action having been taken by Corporation to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Shares and the grant of the Over-Allotment Option;

(i)                                     the Shares have been duly allotted and validly issued as fully-paid and non-assessable common shares of the Company upon full payment therefor and the issue thereof;

(j)                                    if applicable, the form and terms of the definitive certificate representing the Common Shares have been approved by the directors of the Company and comply in all material respects with the BCBCA, the Notice of Articles and Articles of the Company and the rules, policies and by-laws of the TSX;

(k)                                 if applicable, the delivery of the Shares in electronic form does not conflict with the BCBCA or the Articles of the Company and the rules, policies and by-laws of the TSX;

(l)                                     all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Registration Statement, the Preliminary Prospectus, the Prospectus and the Documents Incorporated by Reference, and the filing thereof with the Commission;

(m)                             this Agreement has been duly executed and delivered by the Company;

(n)                                 the execution and delivery of this Agreement, the fulfillment of the terms thereof by the Company, the offering, issuance, sale and delivery of the Shares and the grant of the Over-Allotment Option do not and will not conflict with any of the terms, conditions or provisions of the Notice of Articles and Articles of the Company, any resolutions of the shareholders or directors (or any committee thereof) of the Company or any applicable corporate or securities laws of British Columbia or federal laws applicable therein;

(o)                                 Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares of the Company and Computershare Trust Company, N.A. is the duly appointed co transfer agent for the Common Shares in the United States;

(p)                                 in any proceeding in a court of competent jurisdiction in the Province of British Columbia (a “BC Court”) for the enforcement of the Agreement, the British Columbia Court would apply the laws of the State of New York (“New York Laws”), in accordance with the parties’ choice of New York Law in the Agreement, to all issues which under the laws of the Province of British Columbia and the federal laws of Canada (“BC Law”) are determined in accordance with the chosen law of the contract, provided that: (i) the parties’ choice of New York Law is bona fide and legal and there is no reason for avoiding the choice on the grounds of British Columbia public policy, as such term is interpreted under BC Law (“Public Policy”); and (ii) in any such proceeding, and notwithstanding the parties’ choice of law, the BC Court: (A) will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony; (B) will not apply any New York Law and will apply BC Law to matters which would be characterized under BC Law as procedural; (C) will apply provisions of BC Law that have overriding effect; (D) will not apply any New York Law if such application would be characterized under BC Law as the direct or indirect enforcement of a foreign revenue, expropriation, penal law or if its application would be contrary to Public Policy; and (E) will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed;

(q)                                 a BC Court would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York (a “New York Court”) for a sum certain, obtained against the Company with respect to a claim arising out of the Agreement (a “New York Judgment”), without reconsideration of the merits:

(1)                                 provided that:

(A)                               an action to enforce the New York Judgment must be commenced in the BC Court within any applicable limitation period;

(B)                               the BC Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action;

(C)                               the BC Court will render judgment only in Canadian dollars; and

(D)                               an action in the BC Court on the New York Judgment may be affected by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally; and

(2)                                 subject to the following defences:

(A)                               the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(B)                               the New York Judgment is for a claim which under BC Law would be characterized as based on a foreign revenue, expropriatory, penal or other public law;

(C)                               the New York Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and

(D)                               the New York Judgment has been satisfied or is void under New York Law. and

(r)                                    subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances, the Shares have been conditionally listed or approved for listing on the TSX.

Schedule 7

FORM OF LOCK-UP AGREEMENT

[•], 2019

[•]

Re: Platinum Group Metals Ltd. - Lock-Up Agreement

The undersigned, a director or officer of Platinum Group Metals Ltd. (the “Company”), understands that BMO Capital Markets Corp. (“BMO”) (the “Underwriter”) has entered into an underwriting agreement with the Company providing for a public offering in the United States (the “Offering”) of common shares of the Company. The undersigned also acknowledges that the Underwriter has requested that the undersigned enter into this agreement as a condition of completion of the Offering and that, in consideration of the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by the undersigned, the undersigned has agreed to enter into this agreement (the “Lock-Up Agreement”) in favour of the Underwriter.

The undersigned represents and agrees that during the period beginning from the date hereof and ending 90 days from the closing date of the Offering (the “Lock-Up Period”), he, she or it shall not (and shall cause its affiliates not to) directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any common shares of the Company, or any options or warrants to purchase any common shares of the Company, or any securities convertible into, exchangeable for, or that represent the right to receive, common shares of the Company, now owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership as set out in Appendix “1” attached hereto (collectively, the “Undersigned’s Securities”), or subsequently acquired, directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned acquires beneficial ownership (together with the Undersigned’s Securities, the “Locked-up Securities”) or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of the Company, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

Notwithstanding the foregoing, the undersigned may offer, sell, contract to sell, transfer, assign, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of the Locked-up Securities, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities, whether directly or indirectly, during the Lock-Up Period:

1.                                      with the prior written consent of BMO, such consent not to be unreasonably withheld;

2.                                      without the consent of BMO, in order for the undersigned to sell, transfer or tender the Locked-up Securities (or any of them) to a bona fide take-over bid made to all holders of common shares of the Company or in connection with a merger, business combination, arrangement, consolidation, reorganization, restructuring or similar transaction (a “reorganization”) involving the Company; provided, however, that in such case it shall be a condition of the sale, transfer or tender that if such take-over bid or reorganization is not completed during the Lock-Up Period, any Locked-up Securities subject to this Lock-Up Agreement shall remain subject to the restrictions herein;

3.                                      without the consent of BMO, where the undersigned exercises any options or warrants provided that any underlying securities issued by the Company on such exercise remain part of the Locked-up Securities for purposes of this Lock-Up Agreement; and

4.                                      without the consent of BMO, directly or indirectly, (A) pursuant to gifts and transfers by will or intestacy and (B) pursuant to transfers to (i) the undersigned’s members, partners, affiliates, associates or immediate family or (ii) a trust or Registered Retirement Savings Plan, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family; provided in each such case that, as a pre-condition to (A) and (B) the donee or transferee agrees in writing to be bound by the foregoing in the same manner as it applies to the undersigned. “Immediate family” shall mean spouse, lineal descendants, father, mother, brother or sister of the transferor and father, mother, brother or sister of the transferor’s spouse.

The undersigned understands that the Company and the Underwriter are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Company, the Underwriter and their legal representatives, successors and assigns. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable therein and the parties hereto hereby agree to attorn to the non-exclusive jurisdictions of the U.S. federal and New York state courts in the Borough of Manhattan in connection with any dispute or claim hereunder.

DATED this [•] day of [•], 2019

[NAME OF SHAREHOLDER]

Per:
Name:
Title:
I have authority to bind the Company.

Appendix “1” to the Lock-Up Agreement

UNDERSIGNED’S CURRENT SECURITY HOLDINGS OF
PLATINUM GROUP METALS LTD.

The undersigned hereby confirms that the undersigned owns, directly or indirectly, or has control or direction over the following securities of the Company:

Common Shares:

Options:

Warrants:

Convertible Notes: